UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER


                                 QORUS.COM, INC.
               (Exact name of registrant as specified in charter)


                                     FLORIDA
         (State or other Jurisdiction of Incorporation or Organization)


              0-27551                                 65-0358792
     (Commission File Number)             (IRS Employer Identification No.)

                                 936A BEACHLAND
                              BOULEVARD, SUITE 13
                              VERO BEACH, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                            (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)


                                  June 1, 2006

                                 QORUS.COM, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


                                  INTRODUCTION

      This Information Statement is being furnished to stockholders of record as of May 26, 2006, of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Qorus.com, Inc., a Florida corporation ("Qorus"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of May 23, 2006, by and among Qorus, VMdirect, LLC, a Nevada limited liability company ("VMdirect"), and the members of VMdirect holding a majority of the membership interests. As a condition of the closing (the "Closing") of the transactions contemplated under the Exchange Agreement, all of the members of VMdirect (the "Members') immediately prior to the Closing must execute the Exchange Agreement or a counterpart thereof.

      Under the Exchange Agreement, Qorus will, at closing, acquire all of the outstanding membership interests of VMdirect ("Interests") from the Members, and the Members will contribute all of their Interests to Qorus. In exchange, Qorus will issue to the Members 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Qorus ("Preferred Stock"). Following the Closing of the exchange transaction ("Exchange"), VMdirect will continue as a wholly-owned subsidiary of Qorus.

      The Exchange Agreement is included as Exhibit 2.1 to Qorus' Current Report on Form 8-K dated May 23, 2006, and filed with the Securities and Exchange Commission ("SEC") on May 25, 2006. The Exchange Agreement is the legal document that governs the Exchange and the other transactions contemplated by the Exchange Agreement. The discussion of the Exchange Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

      The Exchange Agreement provides that Qorus' current sole director and officer, Kevin R. Keating, will resign as an officer of Qorus effective as of the Closing Date (as defined in the Exchange Agreement), will continue as a member of Qorus' board, and will appoint to Qorus' board Craig Ellins, a current manager of VMdirect and a manager and member of VM Investors, LLC, the majority Member of VMdirect, and Jerry Haleva. Messrs. Ellins and Haleva, the newly-appointed directors of Qorus, are described in more detail below.

      In addition, the Exchange Agreement provides that Qorus' board will include one independent director to be designated by Keating Reverse Merger Fund, LLC, the current majority stockholder of Qorus ("KRM Fund Designate"), for a period of one year following the Closing. The initial KRM Fund Designate is Kevin R. Keating.

      This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Qorus in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Qorus' stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Qorus' directors occurs (otherwise than at a meeting of Qorus' stockholders). Accordingly, the Closing of the transactions contemplated under the Exchange Agreement and the resulting change in a majority of Qorus' directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to Qorus' stockholders of record on or about June 1, 2006.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

      On May 23, 2006, Qorus entered into the Exchange Agreement with VMdirect and the Members holding a majority of the Interests. As a condition of the Closing of the Exchange, all of the Members immediately prior to the Closing must execute the Exchange Agreement or a counterpart thereof.

      Under the Exchange Agreement, Qorus will, at closing, acquire all of the outstanding Interests from the Members, and the Members will contribute all of their Interests to Qorus. In exchange, Qorus will issue to the Members 1,000,000 shares of Preferred Stock. Following the Closing of the Exchange, VMdirect will continue as a wholly-owned subsidiary of Qorus.

      For purposes of this Information Statement, the number of shares of Preferred Stock to be issued to the Members and the number of Conversion Shares (as defined below) gives effect to the issuance of additional membership units by VMdirect prior to the Closing in connection with a $500,000 capital raise. In the event the pre-Closing capital raise by VMdirect results in gross proceeds in excess of $500,000, the current Members', the current holders of VMdirect's options and warrants and the current Qorus stockholders' percentage ownership interests in Qorus common stock, on an as converted and fully diluted basis, will be reduced proportionately for any capital raised in excess of $500,000.

      Each share of Preferred Stock will be convertible into 1,042.340735 shares of Qorus' common stock. Accordingly, upon completion of the Exchange, the Members will own approximately 1,042,340,735 shares of Qorus' common stock on an as-converted basis, and the current stockholders of Qorus will own 46,174,800 shares of Qorus' common stock. On an as-converted basis, upon completion of the Exchange, the Members will own approximately 95.8% of Qorus' outstanding shares of common stock, and the current stockholders of Qorus will own approximately 4.2% of Qorus' outstanding common stock.

      The issuance of the shares of Preferred Stock to the Members in the Exchange and, upon conversion of such shares of Preferred Stock, the shares of Qorus common stock underlying such shares of Preferred Stock ("Conversion Shares"), is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and such other available exemptions. The shares of Preferred Stock and the Conversion Shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the SEC or any state securities commission in respect of the Exchange.

      Qorus is presently authorized under its Articles of Incorporation to issue 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Of the 5,000,000 shares of preferred stock authorized, 1,200,000 shares will be designated as Series A Convertible Preferred Stock pursuant to Articles of Amendment ("Articles of Amendment"), which will be approved by Qorus' board of directors, and filed with and accepted by, the Secretary of State of the State of Florida prior to the Closing of the Exchange. Currently, Qorus has 46,174,800 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

      Under the terms of the Exchange Agreement, all of the outstanding Interests held by the Members will be exchanged for shares of Preferred Stock. Each share of Preferred Stock will be convertible into 1,042.340735 shares of Qorus' common stock (the "Conversion Rate"), subject to a round up for fractional shares. The shares of Preferred Stock will immediately and automatically be converted into shares of Qorus' common stock (the "Mandatory Conversion") upon the approval by a majority of Qorus' stockholders (voting together on an as-converted-to-common-stock basis), following the Exchange, of a 1 for 50 reverse stock split of Qorus' outstanding common stock ("Reverse Split").

      The holders of shares of Preferred Stock will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Exchange, the Members will have 95.8 % of the total combined voting power of all classes of Qorus stock entitled to vote.

      Upon Mandatory Conversion of the shares of Preferred Stock, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the Members will, in the aggregate, receive approximately 20,846,815 shares of Qorus' common stock, representing 95.8% of the outstanding shares of Qorus' common stock immediately following the Mandatory Conversion. The existing stockholders of Qorus will, following the Mandatory Conversion and Reverse Split, own approximately 923,496 shares of Qorus' common stock, representing 4.2% of the outstanding shares of common stock. The shares of Qorus' common stock received in the Reverse Split will be subject to round up for fractional shares.

      The ownership interests of the Members and the current Qorus stockholders will be subject to dilution for the outstanding VMdirect options and warrants to be assumed by Qorus in connection with the Exchange. Accordingly, upon Mandatory Conversion of the Preferred Stock, the Members and the holders of VMdirect's options and warrants will collectively own approximately 96.2% of Qorus' common stock on a fully diluted basis, and the current Qorus stockholders will own approximately 3.8% of Qorus' common stock on a fully diluted basis. In the event the pre-Closing capital raise by VMdirect results in gross proceeds in excess of $500,000, the current Members', the current holders of VMdirect's options and warrants and the current Qorus stockholders' percentage ownership interests in Qorus common stock, on an as converted and fully diluted basis, will be reduced proportionately for any capital raised in excess of $500,000.

      In connection with the Reverse Split, Qorus' board of directors may, in its discretion, provide special treatment to certain Qorus stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the Reverse Split) after the Reverse Split. Qorus' board of directors may elect, in its discretion, to provide such special treatment to the record holders of Qorus' common stock only on a per certificate basis or more generally to the beneficial holders of Qorus' common stock. For example, if Qorus' board determines to provide such special treatment to record holders only, the record holders of Qorus' common stock holding a certificate representing 5,000 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after the Reverse Split with respect to each such certificate, and record holders holding a certificate representing 100 shares of common stock or fewer would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before the Reverse Split. In the alternative, if Qorus' board determines to provide such special treatment to beneficial holders generally, the beneficial holders of Qorus' common stock beneficially holding 5,000 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after the Reverse Split, and persons beneficially holding 100 shares of common stock or fewer would not be affected by the Reverse Split and would continue to hold the same number of shares as such stockholders held before the Reverse Split. The terms and conditions of special treatment afforded to Qorus stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Qorus' board of directors.

      Effective as of the Closing of the Exchange, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Qorus stockholders of a Schedule 14(f)-1 Notice to Stockholders at least ten
(10) days prior to Closing, Kevin R. Keating, Qorus' current sole officer and director will resign as an officer of Qorus, will continue as a member of Qorus' board and will appoint Craig Ellins, a current manager of VMdirect and a manager and member of VM Investors, LLC, the majority Member of VMdirect, and Jerry Haleva as members of Qorus' board.

      As a condition to the Closing of the Exchange transaction, KRM Fund, Qorus' current controlling stockholder, and VM Investors, LLC will agree to vote their shares of Qorus' voting securities: (i) to elect the KRM Fund Designate to Qorus' board for a period of one year following the Closing and to vote for such other persons that may be designated by VM Investors, LLC to fill any vacant position on the board of directors (other than the KRM Fund Designate), and (ii) to approve the Reverse Split, the increase in Qorus' authorized shares of common stock from 50,000,000 shares to 100,000,000 shares, the adoption of a stock incentive plan, the reincorporation of Qorus in the State of Delaware, and the change of Qorus' corporate name (collectively, the "Actions").

      Additional information concerning Craig Ellins and Jerry Haleva and other significant stockholders of Qorus immediately following the Exchange is set forth below.

      At or prior to the Closing, Qorus will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Qorus for its advisory services rendered to Qorus in connection with the Exchange. The transaction advisory fee will be $500,000, with the payment thereof being subject to the Closing of the Exchange.

      Immediately following the Closing, pursuant to the terms of the Exchange Agreement, Qorus will enter into an agreement with Keating After Market Support, LLC ("KAMS") to provide investor relations and after market support services to Qorus for a period of not less than six months following the Closing. Under this agreement, KAMS will be paid a monthly fee of $7,500 during the term.

      Qorus and VMdirect have each agreed to continue to operate their business in the ordinary course prior to the Exchange. In addition, VMdirect is able to pursue the pre-Closing capital raise as discussed above.

      Under the Exchange Agreement, Qorus and VMdirect have agreed to do certain things, some of which are conditions to the exchange transaction. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete due diligence review, (c) proceed expeditiously to undertake all actions so as to be able to consummate the Exchange, (d) in the case of VMdirect, deliver audited financial statements including a balance sheet as of December 31, 2004 and 2005 and statements of operations, cash flows and stockholders' equity for the twelve months ended December 31, 2004 and 2005 and unaudited financial statements of VMdirect for the three month periods ended March 31, 2005 and 2006, and (e) refrain from soliciting or initiating proposals from, providing information to or holding discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally.

      Consummation of the Exchange is also contingent upon tax counsel to VMdirect rendering its opinion that the transaction will not be taxable to the holders of the Interests pursuant to Section 351 of the Internal Revenue Code. In addition to the foregoing conditions, the Exchange is conditioned upon (i) preparation, filing and distribution to this Information Statement to Qorus' stockholders, and (ii) continued quotation of Qorus' common stock on the Over-the-Counter Bulletin Board.

      Except for the representations and warranties relating to the ownership of the Interests which survive the consummation of the Exchange, the representations and warranties of all the parties to the Exchange Agreement do not survive the closing.

      The Exchange Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Exchange is not consummated by June 15, 2006, (iii) by either party if the Exchange is prohibited by issuance of an order, decree or ruling, or (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, both parties are responsible for their expenses, except that Qorus may retain the $50,000 deposit paid by VMdirect in the event Qorus terminates the Exchange Agreement as a result of a breach by VMdirect.

      The directors of Qorus have approved the Exchange Agreement and the transactions contemplated thereunder. The Managers of VMdirect have approved the Exchange Agreement and the transactions contemplated thereunder. Members holding a majority of the Interests have already executed the Exchange Agreement and, as a condition of Closing, all other Members as of the Closing (including new Members participating in the pre-Closing capital raise by VMdirect) must approve the Exchange Agreement and the transactions contemplated thereunder as evidenced by their execution of the Exchange Agreement or a counterpart thereof. The parties expect the closing of the transactions under the Exchange Agreement to occur on or about June 15, 2006. However, there can be no assurances that the Exchange will be completed.

      On April 1, 2006, in its Current Report on Form 8-K dated April 1, 2006, Qorus reported the execution of a letter of intent to acquire VMdirect. On May 25, 2006, in its Current Report on Form 8-K dated May 23, 2006, Qorus reported the execution of the Exchange Agreement.

      Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the current majority stockholder of Qorus, and Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC. Keating Investments, LLC is also the managing member and 100% owner of Keating After Market Support, LLC. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund, Keating Securities, LLC or Keating After Market Support, LLC and disclaims any beneficial interest in the shares of Qorus' common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund, Keating Securities, LLC and Keating After Market Support, LLC disclaim any beneficial interest in the shares of Qorus' common stock currently owned by Kevin R. Keating.


                                VOTING SECURITIES

      Qorus' common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Qorus' stockholders. Each share of common stock entitles the holder thereof to one vote. As of May 26, 2006, 46,174,800 shares of Qorus' common stock were outstanding.

                                 QORUS' BUSINESS

      Qorus is currently a public "shell" company with nominal assets.

                               VMDIRECT'S BUSINESS

      VMdirect is a Nevada limited liability company formed in May 2001. VMdirect is a social networking and digital communications company that, directly and through its multi-tiered affiliate program, offers a suite of video-based Internet communication tools. Its products include video email, video instant messaging, live webcasting, digital vault storage and podcasting. VMdirect's social network, www.helloWorld.com, primarily targets users from ages 25 to 45. Additionally, VMdirect's website, www.vmdirect.com, offers its affiliates the sales tools necessary to effectively market and distribute its digital communication tools.

      VMdirect's corporate headquarters are located at 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120.

      While VMdirect's management believes that it has the opportunity to be successful in the social networking market, there can be no assurance that VMdirect will be successful in accomplishing its business initiatives, or that it will be able to achieve any significant levels of revenues, or recognize net income, from the sale of its products and services.

      The businesses of VMdirect involves a number of risks and uncertainties that could cause the actual results of operations to differ materially from those estimated by its management from time to time. Potential risks and uncertainties, include, but are not limited to, such factors as fluctuations in demand for the company's products and services, the introduction of new products and services, the company's ability to build and maintain customer base and to develop strategic business relationships, the impact of competitive products and services and the pricing thereof, growth in the social networking market and in target markets identified by the company, the continued growth of the company's multi-tiered affiliate program, the adequacy of the company's liquidity and financial strength to support its growth, and other information that may be detailed from time to time in Qorus' filings with the United States Securities and Exchange Commission should the exchange transaction contemplated by the Exchange Agreement be completed.




                             DIRECTORS AND OFFICERS

      The following table sets forth the names, positions and ages of executive officers and directors of Qorus. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. Except as disclosed below, there is no family relationship between any director, executive officer or person nominated or chosen by Qorus to become a director or executive officer.

          NAME             AGE                  POSITION                   TERM
  --------------------     ---    -----------------------------------     ------
  Kevin R. Keating (1)     66     President, Treasurer, Secretary and     1 Year
                                  Director

      (1) Mr. Keating became President, Secretary, Treasurer, and a director effective June 22, 2004.

      Mr. Keating, sole Director, President, Secretary and Treasurer of Qorus, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Qorus.

                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

      Qorus is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Qorus does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, Qorus' board of directors is deemed to be its audit committee. Qorus' board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

No Code of Ethics

      A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

      o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

      o Compliance with applicable governmental laws, rules and regulations;

      o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

      o       Accountability for adherence to the code.

      Qorus has not adopted a code of ethics that applies to the Chief Executive Officer and Chief Financial Officer because it has no meaningful operations. Qorus does not believe that a formal written code of ethics is necessary at this time.

Conflicts of Interest

      Certain conflicts of interest existed at December 31, 2005 and may continue to exist between Qorus and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Qorus.

      Certain conflicts of interest may exist between Qorus and its management, and conflicts may develop in the future. Qorus has not established policies or procedures for the resolution of current or potential conflicts of interest between Qorus, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Qorus, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Qorus' stockholders and for which there will be no recourse. As part of the Exchange, Qorus will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of Qorus' controlling stockholder, to act as a financial advisor in connection with the reverse merger transaction for which it will earn a $500,000 advisory fee upon the Closing.

Board Meetings and Committees

      The Board of Directors held no meetings during fiscal 2005. All actions by the Board of Directors were taken by unanimous written consent. Directors may be paid their expenses, if any, of attendance at a meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor except as otherwise provided under applicable law. No compensation has been paid to the Directors. The Board of Directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed.

      Qorus is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Qorus does not currently have a compensation committee. Qorus' Board of Directors is currently comprised of only one member, Kevin R. Keating, who is also Qorus' sole officer acting as President, Secretary and Treasurer. Qorus has no employees, and any compensation for directors and officers must be approved by the Board of Directors.

      Qorus neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from stockholders. Qorus does not have any restrictions on stockholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Florida Corporate Law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors. None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual stockholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, Qorus' Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

      Because the management and directors of Qorus are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Kevin R. Keating.

                        DIRECTOR AND OFFICER COMPENSATION

      The following Executive Compensation Chart highlights the compensation for Qorus' executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                                 Long Term Compensation
                                                                        --------------------------------------
                                       Annual Compensation                      Awards             Payouts
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    Securities
        Name                                                Other       Restricted  Underlying
         and                                               Annual          Stock      Options/       LTIP         All Other
      Principal                               Bonus     Compensation      Award(s)    SARs (#)      Payouts     Compensation
      Position          Year   Salary ($)      ($)           ($)            ($)          (2)          ($)            ($)
-----------------------------------------------------------------------------------------------------------------------------
Kevin R. Keating        2005       $0          $0            $0             N/A          N/A          N/A            N/A
(Pres., Secr., and      2004       $0          $0            $0             N/A          N/A          N/A          $50,000
Treas.) (1)
-----------------------------------------------------------------------------------------------------------------------------
Patrick J. Haynes       2005       $0          $0            $0             N/A          N/A          N/A            N/A
(CEO) (2)               2004       $0          $0            $0             N/A          N/A          N/A            N/A
                        2003       $0          $0            $0             N/A          N/A          N/A            N/A
-----------------------------------------------------------------------------------------------------------------------------
Thomas C. Ratchford     2005       $0          $0            $0             N/A          N/A          N/A            N/A
(CFO) (3)               2004       $0          $0            $0             N/A          N/A          N/A            N/A
                        2003       $0          $0            $0             N/A          N/A          N/A            N/A
-----------------------------------------------------------------------------------------------------------------------------

      (1) Mr. Keating became President, Secretary, Treasurer, and a director effective June 22, 2004. On July 27, 2004, Qorus issued Mr. Keating 2,000,000 shares of its common stock in consideration for services rendered by him, valued at $50,000.

      (2) Mr. Haynes became Chief Executive Officer effective March 15, 2001 and resigned effective June 22, 2004.

      (3) Mr. Ratchford became Chief Financial Officer effective October 2000 and resigned effective June 22, 2004.

      There was no other compensation paid to Kevin R. Keating during 2005 in his capacity as an officer or director of Qorus. There were no option grants to Kevin R. Keating during the fiscal year ended December 31, 2005, and no options were exercised by Kevin R. Keating during the fiscal year ended December 31, 2005.

      Qorus did not pay any compensation to any director in 2003, 2004 and 2005.

                           NEW DIRECTORS AND OFFICERS

      The Exchange Agreement provides that, on the Closing Date, the current officers of Qorus shall resign and Qorus shall appoint the following persons as executive officers and directors of Qorus, and/or as officers of its new wholly-owned subsidiary, VMdirect. Kevin R. Keating will resign as the President, Treasurer, Secretary and will continue as a director of Qorus following Closing as the KRM Fund Designate.

         NAME                  AGE                      POSITION
  ----------------             ---        --------------------------------------
  Craig Ellins                 54         Chairman of the Board, Chief Executive
                                          Officer and President
  Lorne Walker                 56         Chief Financial Officer
  Amy Black                    45         President of VMdirect, LLC
  Jerry Haleva                 60         Director
  Kevin R. Keating             66         Director


      CRAIG ELLINS. Mr. Ellins has served as the Chief Executive Officer of VMdirect since November 2001. Mr. Ellins was a founder of helloNetwork, Inc. in 1996. He has been sought out for strategic planning by well known companies, including NetCom, AT&T, Time Warner, Inc., K-Tel International, Fingerhut Corporation, Guthy-Renker, Simitar Entertainment, and Stamina Products. Prior to these ventures, Mr. Ellins worked with founding members of Herbalife Corporation in the 1980's to establish product line-up and marketing strategies, including the first cable broadcast distributor meetings. He founded several companies, including the first 24-hour live television-shopping channel, Shop Television Network in the early 1990's. Mr. Ellins' was also the founder of CVR (Computerized Vehicle Registration) and Auto Check Centers which established one of the first wide area networks with connections to multiple Department of Motor Vehicle databases. Mr. Ellins is the spouse of Amy Black, VMdirect's President.

      LORNE WALKER. Ms. Walker has served as the Chief Financial Officer of VMdirect since September 2005. Prior to joining VMdirect, Ms. Walker served as the Chief Financial Officer of Haskel International Inc., Burbank, CA from December 2000 through March 2005. Prior to joining Haskel International Inc., Ms. Walker served as the Vice President of Finance-Manufacturing for Mentor, Inc., Santa Barbara, CA from January 2000 through October 2000.

      AMY BLACK. Ms. Black has served as the President of VMdirect since November 2001. Ms. Black was a founder of helloNetwork, Inc. in 1996 and served as its Vice President of Public Relations and Advertising. From 1992 to 1996, Ms. Black was President of Academic Connections. Prior to these ventures, Ms. Black gained extensive government relations experience as a senior staff member at the California State Legislature and as a lobbyist for one of the top 20 lobbying firms in California. Ms. Black is the spouse of Craig Ellins, VMdirect's Chief Executive Officer.

      JERRY HALEVA. Mr. Haleva is President of Sergeant Major Associates, Inc., which he founded in 1990 and is one of the top 25 governmental consulting firms in California. Mr. Haleva also serves on numerous charitable and issue-based boards and commissions, including the Executive Committees of both the Yosemite National Institute (YNI) and the American Israel Public Affairs Committee (AIPAC), as well as on the California International Relations Foundation. Mr. Haleva is a 20-year veteran as a professional staff person with the California Legislature, and has held appointments on the Capitol Area Committee, as Chief Counsel to the Governor's Blue Ribbon Fire Commission, the Long-range Planning Committee of the FCC, the Safety Belt Task Force and, most recently, as Chairman of the California Highway Patrol Citizens' Oversight Committee. Beginning as a Ford Foundation Fellow, he served both houses and both parties during his public service career. From 1972 through 1974, he served as the Legislature's chief consultant on the state prison system. In 1976, as Chief of Staff to the Senate Minority Leader, he helped create and supervised the Joint Committee on Fire, Police, Emergency and Disaster Services. Additionally, he oversaw the Select Committee on Business Development and the Joint Legislative Budget Committee. Mr. Haleva holds a B.A. in Government and a general secondary teaching credential from California State University at Sacramento.

      KEVIN R. KEATING - See biographical information provided above.

      EXECUTIVE COMPENSATION SUMMARY. The following Executive Compensation Chart highlights the compensation for VMdirect's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years ended December 31, 2003, 2004 and 2005.

                                                                                 Long Term Compensation
                                                                        --------------------------------------

                                         Annual Compensation                    Awards             Payouts
----------------------------------------------------------------------------------------------------------------------------
                                                                                    Securities
        Name                                                Other       Restricted  Underlying
         and                                               Annual          Stock      Options/       LTIP         All Other
      Principal                               Bonus     Compensation      Award(s)    SARs (#)      Payouts     Compensation
      Position          Year    Salary ($)     ($)           ($)            ($)          ($)          ($)            ($)
----------------------------------------------------------------------------------------------------------------------------
Craig Ellins Manager    2005       $0          $0            $0             N/A          N/A          N/A            N/A
and Chief Executive     2004       $0          $0            $0             N/A          N/A          N/A            N/A
Officer                 2003       $0          $0            $0             N/A          N/A          N/A            N/A
----------------------------------------------------------------------------------------------------------------------------
Amy Black               2005     $92,862     $3,461          $0             N/A          N/A          N/A            N/A
Manager and             2004     $88,340       $0            $0             N/A          N/A          N/A            N/A
President               2003     $88,340       $0            $0             N/A          N/A          N/A            N/A
----------------------------------------------------------------------------------------------------------------------------
Lorne Walker Chief      2005     $26,632       $0            $0             N/A          N/A          N/A            N/A
Financial Officer       2004       $0          $0            $0             N/A          N/A          N/A            N/A
                        2003       $0          $0            $0             N/A          N/A          N/A            N/A
----------------------------------------------------------------------------------------------------------------------------

      MANAGER AND OFFICER COMPENSATION. VMdirect's managers and officers are not parties to employment agreements. Pursuant to VMdirect's Operating Agreement, each Manager shall be entitled to receive reasonable compensation for services rendered by him or her in the management of VMdirect's business; and each officer shall be compensated in such manner as the Managers reasonably determine. The Company shall provide the Managers with (or, at the Managers' election, reimburse the Managers for) reasonable office space, personnel, equipment, supplies and other administrative and management support that may be necessary or appropriate in connection with the operation of VMdirect's business.

      STOCK OPTIONS. The Managers of VMdirect authorized the grant of stock options to various employees of VMdirect pursuant to their authority under the Operating Agreement of VMdirect. Those options will be assumed by Qorus in connection with the Exchange.

      To the best of Qorus' knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Qorus, and no such persons have been involved in any transaction with Qorus or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. To the best of Qorus' knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding Qorus' common stock beneficially owned on May 26, 2006, for (i) each stockholder Qorus knows to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of Qorus' executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Qorus' knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control of Qorus. At May 26, 2006, 46,174,800 shares of Qorus' common stock were outstanding.

               Name                     Number of Shares Beneficially     Percent of Shares
               ----                                  Owned                -----------------
                                                     -----
Kevin R. Keating                                  2,000,000 (1)                  4.3%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963

Keating Reverse Merger Fund, LLC                 34,983,459 (2)                 75.8%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111

All  Executive  Officers and Directors as          2,000,000                     4.3%
a group

      (1) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Keating Reverse Merger Fund, LLC.

      (2) Timothy J. Keating is the manager of Keating Reverse Merger Fund, LLC and exercises sole voting and investment control over such shares. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Kevin R. Keating.

      The following table sets forth certain information regarding Qorus' common stock beneficially owned on May 26, 2006, for (i) each stockholder known to be the beneficial owner of 5% or more of Qorus' outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement on a post-Reverse Split basis, assuming such transactions were completed as of such date and further assuming that the gross proceeds from the pre-Closing capital raise by VMdirect are $500,000. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Qorus intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Qorus to reflect the actual results of the completion of the transactions under the Exchange Agreement and the pre-Closing capital raise by VMdirect.

      Assuming (i) the completion of the Exchange, (ii) the pre-Closing capital raise at $500,000, (iii) the Reverse Split, and (iv) the automatic conversion of the Preferred Stock into Qorus' Common Stock occurred as of May 26, 2006, Qorus expects to have 21,770,310 shares of Common Stock outstanding.

                                                                              SHARES BENEFICIALLY OWNED
                                                                          ------------------------------------
NAME OF BENEFICIAL OWNER                                                      Number               Percent
------------------------                                                  --------------        --------------
Craig Ellins                                                              17,358,503 (1)            79.7%

Lorne Walker                                                                324,751 (2)              1.5%

Amy Black                                                                 17,358,503 (3)            79.7%

Jerry Haleva                                                                    0                     *

Kevin R. Keating                                                            40,000 (4)                *

All Executive Officers and Directors as a Group (5 persons)               17,723,254 (5)            81.1%


5% STOCKHOLDERS

VM Investors, LLC                                                           17,358,503              79.7%

David Weiner                                                               1,223,388 (6)             5.6%

Keating Reverse Merger Fund, LLC                                            699,669 (7)              3.2%

* Less than 1%.

            (1) Consists of 17,358,503 shares of Qorus' Common Stock owned by VM Investors, LLC. Craig Ellins, one of two managers of VM Investors, LLC, may be deemed to beneficially own such shares, but disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

            (2) Includes 81,605 shares of Qorus' Common Stock that may be acquired within 60 days of May 26, 2006 upon the exercise of outstanding stock options.

            (3) Consists of 17,358,503 shares of Qorus' Common Stock owned by VM Investors, LLC. Amy Black, the spouse of Craig Ellins and a member of VM Investors, LLC may be deemed to beneficially own such shares, but disclaims beneficial ownership in such shares except to the extent of her pecuniary interest therein.

            (4) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Keating Reverse Merger Fund, LLC.

            (5) Includes 81,605 shares of Qorus' Common Stock that may be acquired within 60 days of May 26, 2006 upon the exercise of outstanding stock options.

            (6) Consists of 734,069 shares of Qorus' Common Stock held by Woodman Management Corporation and 243,121 shares of Qorus' Common Stock that may be acquired within 60 days of May 26, 2006 upon the exercise of outstanding warrants held by Woodman Management Corporation. David Weiner is the sole officer, director and shareholder of Woodman Management Corporation.

            (7) Timothy J. Keating is the manager of Keating Reverse Merger Fund, LLC and exercises sole voting and investment control over such shares. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Kevin R. Keating.




                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

QORUS

      On June 10, 2004, Qorus entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered. Furthermore, Vero has paid $25,439 of Qorus' expenses during the three months ended March 31, 2006. As of March 31, 2006, Qorus owes Vero $31,439 which is recorded on the balance sheet as an account payable - related party.

      Kevin R. Keating, is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of Qorus. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Keating Investments, LLC is also the managing member and 100% owner of Keating After Market Support, LLC. Kevin
R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund, Keating Securities, LLC or Keating After Market Support, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund, Keating Securities, LLC and Keating After Market Support, LLC disclaim any beneficial interest in the shares of Qorus' Common Stock currently owned by Kevin R. Keating.

      At or prior to the Closing, pursuant to the terms of the Exchange Agreement, Qorus will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Qorus for its advisory services rendered to Qorus in connection with the Exchange transaction. The transaction advisory fee will be $500,000. This fee shall be paid upon the Closing of the Exchange.

      Immediately following the Closing, pursuant to the terms of the Exchange Agreement, Qorus will enter into an agreement with Keating After Market Support, LLC to provide investor relations and after market support services to Qorus for a period of not less than six months following the Closing. Under this agreement, KAMS will be paid a monthly fee of $7,500 during the term.

      Other than the above transactions or otherwise set forth in this Information Statement or in any reports filed by Qorus with the SEC, Qorus has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of its common stock, or family members of such persons. Qorus is not a subsidiary of any company.

VMDIRECT

      Effective January 1, 2003, the VMdirect entered into a Software Services Agreement with RazorStream, LLC, a Nevada limited liability company ("RazorStream") that is majority owned by the members of VM Investors, LLC (Craig Ellins, Amy Black, The Richard Kall Family Trust, and Lizanne Kall), pursuant to which RazorStream supervised VMdirect's development of various software applications and other software technologies. Under the agreement, RazorStream was entitled to own certain software technology arising from the development (the "Core Technology"), while VMdirect owned its pre-existing technology, certain software applications created during the development and other software applications or technology developed outside the scope of the agreement.

      In connection with the Software Services Agreement, the parties entered into a Technology License Agreement pursuant to which RazorStream granted VMdirect a non-exclusive, royalty-free, worldwide, perpetual license to use and otherwise exploit the Core Technology, including in source code format.

      Effective May 1, 2005, each of the Software Services Agreement and Technology License Agreement were terminated by mutual agreement of the parties and superseded by the License, Hosting and Services Agreement (the "Hosting and Services Agreement"), pursuant to which VMdirect and RazorStream continue to be parties. The Hosting and Services Agreement terminates on December 31, 2006. Under the Hosting and Services Agreement, RazorStream (a) charges the Company $5 per new subscriber account exceeding 20,000 accounts (purchasable in 20,000 account increments); (b) is entitled to (1) ten percent (10%) of the Company's total gross revenue from all active subscriber accounts billed at $25.00 or more per month total gross subscription, with a minimum amount of $3 per each such subscriber account per month, (2) terms to be mutually agreed upon by the parties for all subscriber accounts billed at less than $25.00 per month, and
(3) terms to be mutually agreed upon by the parties for all advertising-based "free" subscriber accounts, provided, however that such terms will provide for a minimum amount of $0.25 per each such subscriber account per month; and (c) is entitled to a minimum guarantee of $50,000 per month that is non-refundable but that will be credited against the above fees. Additionally, the Hosting and Services Agreement provides VMdirect with a non-exclusive, royalty-free, worldwide, perpetual license to use and otherwise exploit the Core Technology, including in source code format. The license portion of the agreement is available whether or not RazorStream provides its services under the agreement.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Qorus' directors and executive officers, and persons who beneficially own more than 10% of a registered class of Qorus' equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Qorus' securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Qorus' common stock are required by SEC regulations to furnish Qorus with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Qorus, or written representations that no reports were required, Qorus believes that for the fiscal year ended December 31, 2005 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Qorus' securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                     QORUS.COM, INC.
                                                     (Registrant)

                                                     By: /s/ Kevin R. Keating
                                                         --------------------
                                                     Name:   Kevin R. Keating
                                                     Title:  President


Dated: June 1, 2006